Private and Confidential

Exhibit 4.7.2

DATED  26 October 2015

PYXIS TANKERS INC. (1)

as Guarantor

DVB BANK SE. (2)

as Security Trustee

___________________________________

CORPORATE GUARANTEE

____________________________________

INCE & CO

PIRAEUS

CONTENTS

Clause		Page
1	Definitions and construction	1
2	Guarantee	3
3	Payments and Taxes	6
4	Representations and warranties	7
5	Undertakings	10
6	Benefit of this Guarantee	14
7	Notices and other matters	14
8	Jurisdiction	17
9	Governing Law	18
Schedule Form of Compliance Certificate		19

THIS GUARANTEE is dated the 26th day of  October 2015

BETWEEN:

(1)

PYXIS TANKERS INC. a company incorporated in the Marshall Islands and whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 (the “Guarantor”); and

(2)	DVB BANK SE a company incorporated in Germany acting through its branch at Platz der Republik 6 , D- 60325 Frankfurt am Main, Germany (the “Security Trustee”).

WHEREAS:

(A)

By a loan agreement dated 12th January 2015 (as amended by a supplemental agreement dated October 2015, the “Loan Agreement”) and made between (i) EIGHTHONE CORP. of the Marshall Islands as borrower (the “Borrower”), (ii) DVB Bank SE as Lender and (iii) DVB Bank SE as Agent and Security Trustee it was agreed that the Lender would make available to the Borrower a loan facility of USD21,000,000 (the “Loan).

(B)

Each of the Lender and the Agent (together, the “Banks”) have appointed the Security Trustee as their security trustee and pursuant to a deed of trust dated 12th January 2015 executed by the Security Trustee as trustee, the Security Trustee agreed to hold, receive, administer and enforce this Deed for and on behalf of the Banks.

(C)

Pursuant to the Loan Agreement, and as a condition to the Lender agreeing to continue to make available the Loan or any part thereof available to the Borrower, the Guarantor has, amongst other things, agreed to execute and deliver this Guarantee in favour of the Security Trustee.

IT IS AGREED as follows:

1	DEFINITIONS AND CONSTRUCTION
1.1	Defined expressions

Word and expressions whose meanings are defined in the Loan Agreement shall, unless the context otherwise requires, have the same meanings when used in this Guarantee.  The expression “Expenses” shall have the meaning set forth in clause 1.2 of the Deed of Covenant.

1.2	Definitions

In this Guarantee, unless the context otherwise requires:

“Collateral Instruments” means notes, bills of exchange, certificates of deposit and other negotiable and non‑negotiable instruments and guarantees, indemnities and other assurances against financial loss and any other documents or instruments which contain or evidence an obligation (with or without security) to pay, discharge or be responsible directly or indirectly for any indebtedness or liabilities of the Borrower or any other person liable and includes any documents or instruments creating or evidencing a mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, trust arrangement or security interest of any kind;

“Compliance Certificate” means a certificate substantially in the form set out in the schedule  signed by the chief financial officer of the Guarantor;

“Debt Service” means, in respect of any relevant period, the aggregate amount due and payable by Group Members during that period in respect of (i) capital repayments (other than any balloon payment) in respect of any Borrowed Money, (ii) interest payments on any Borrowed Money and (iii) charterhire payable in respect of any vessel that has been taken on charter by any Group Member;

“Group” means the Guarantor and its subsidiaries;

“Group Member” means any member of the Group;

“Guarantee” includes each separate or independent stipulation or agreement by, or obligation of, the Guarantor contained in this Guarantee;

“Guaranteed Liabilities” means all moneys, obligations and liabilities which are the subject of the undertakings of the Guarantor in clauses 2.1 and 2.2 of this Guarantee;

“Latest Accounts” means, in respect of any fiscal quarter, semester or year of the Group, the latest quarterly or semi-annual financial statements or annual audited accounts of the Group required to be prepared pursuant to clause 5.1.5;

"Liquidity" means:

(a)	cash in hand legally and beneficially owned by any Group Member; and
(b)	cash deposits legally and beneficially owned by any Group Member and which are deposited with (A) any of the Banks or (B) any other bank or financial institution;

“Minimum Liquidity” means cash owned by Group Members of at least

(a)	prior to an IPO, USD750,000 multiplied by the number of vessels owned by Group Members and
(b)	following an IPO, the higher of:
(i)	USD750,000 multiplied by the number of vessels owned by Group Members, and; and
(ii)	during the first 2 financial quarters of the Guarantor following an IPO, Debt Service for the following 3 months, and thereafter, Debt Service for the following 6 months;

“Shareholder” means such person as shall be notified by the Guarantor in writing on or before the date hereof and shall be acceptable, in its discretion, to the Agent as the person being the ultimate legal and/or beneficial owner as of such date and prior to an IPO, of no less than 50% of the shares of and in the Guarantor; and

“Total Assets” and “Total Liabilities” mean, respectively, the total assets and total liabilities of the Group as evidenced at any relevant time by the Latest Accounts, in which they shall have been calculated by reference to the meanings assigned to them in accordance with International Financial Reporting Standards or US GAAP provided that the value of any ship shall be the value thereof calculated in accordance with Clause 8.2.2 of the Loan Agreement save that the Approved Broker shall be nominated and appointed by the Guarantor and not as set out in the Latest Accounts.

1.3	Construction

The provisions of clauses 1.3 and 1.4 of the Loan Agreement shall apply to this Guarantee as if references therein to “this Agreement” were to this Guarantee and otherwise mutatis mutandis.

1.4	Third parties

No part of this Guarantee shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 of England and Wales by a person who is not a party to this Guarantee.

2	Guarantee
2.1	Covenant to pay/Guarantee

In consideration of the Lender making or continuing loans or advances to, or otherwise giving credit or granting banking facilities or accommodation or granting time to, the Borrower in accordance with the terms and conditions of the Loan Agreement, whenever the Borrower fails to make payment when due of any sum whatsoever under the Loan Agreement and/or the other Security Documents, or fails to discharge or perform any of its obligations under the Loan Agreement and/or any other Security Document, the Guarantor hereby absolutely, irrevocably and unconditionally undertakes as primary obligor and not as mere surety to pay to the Security Trustee, on demand by the Security Trustee all such monies (including, without limitation, principal, interest and Expenses) and to perform or procure the performance or discharge of all such obligations and  liabilities whatsoever, whensoever and howsoever arising, as are now or may hereafter become due, owing or incurred by the Borrower to the Banks under or pursuant to the Loan Agreement and the Security Documents or any of them when such monies, obligations or liabilities have become due or owing or have been incurred whether by acceleration or otherwise, or are present, future or contingent, joint or several, incurred as principal or surety, originally owing to the Banks or purchased or otherwise howsoever acquired by the Banks, denominated in any currency or incurred on any banking account or in any manner whatsoever.

Such liabilities shall, without limitation, include interest (as well after as before judgment) to date of payment at such rate as at the time is equal to the rate payable under the Loan Agreement.

2.2	Guarantor as principal debtor; indemnity

The Guarantor, as primary obligor and as a separate and independent obligation and liability from its obligations and liabilities under clause 2.1, irrevocably and unconditionally agrees to indemnify the Security Trustee on demand against all liabilities, damages, losses, costs and expenses suffered or incurred by the Security Trustee arising from or in connection with any failure of the Borrower to perform or discharge any  purported obligation or liability which would prima facie have been the subject of this Guarantee but is not or ceases to be valid or enforceable against the Borrower for any reason whatsoever.

2.3	No security taken by Guarantor

The Guarantor warrants to the Security Trustee that it has not taken or received, and undertakes, for so long as this Guarantee remains in force, not to take or receive the benefit of any security from the Borrower or any other person in respect of or extending to the Guaranteed Liabilities.

2.4	Interest

The Guarantor agrees to pay interest (to the extent that such interest is not paid by the Borrower) from the date upon which the Borrower fails to make payment under the Loan Agreement or any Security Documents to which it is a party (or if earlier, from the date when the legal liability of the Borrower to pay interest under the Loan Agreement ceased by reason of the provisions or enactments relating to bankruptcy, insolvency or otherwise) until payment has been effected in full of all moneys, obligations and liabilities hereby guaranteed, such interest to be payable before and after judgment at such rate as would at that time be equal to the rate of interest payable under clause 3.5 of the Loan Agreement.

2.5	Continuing security and other matters

Subject to Clause 2.3, this Guarantee is a continuing security and shall:

2.5.1	secure the ultimate balance from time to time of the Guaranteed Liabilities;
2.5.2

be in addition to and shall not merge with or otherwise prejudice or affect any present or future Collateral Instrument, right or remedy now or hereafter held by or available to the Banks or any of them; and

2.5.3

not be in any way prejudiced or affected by the existence of any such Collateral Instrument, rights or remedies or by the same becoming wholly or in part void, voidable or unenforceable on any ground whatsoever or by the Banks or any of them dealing with, exchanging, varying or failing to perfect or enforce any of the same or giving time for payment or indulgence or compounding with any other person liable.

2.6	Liability unconditional

The Guarantor acknowledges and agrees that none of the Guaranteed Liabilities shall be reduced, released or otherwise howsoever adversely affected by any circumstances, event, action, matter or thing whatsoever, howsoever arising, including, without limitation:

2.6.1	any renewal, variation, determination or increase in any accommodation or credit given by the Security Trustee to the Borrower;
2.6.2	any time or waiver granted to or composition with the Borrower or any other person;
2.6.3

any variation, extension, release, discharge, compromise, dealing with, exchange or renewal of any right or remedy which the Banks or any of them may now or hereafter have from or against the Borrower and any other person in respect of any of the obligations and liabilities of the Borrower and any other person;

2.6.4	any act or omission by the Security Trustee or any other person in taking up, perfecting or enforcing any security or guarantee from or against the Borrower or any other person;

2.6.5

the administration, insolvency, bankruptcy, liquidation, winding-up, incapacity, limitation, disability or the discharge by operation of law of the Borrower or any change in the constitution, name and style of the Borrower or any other person; or

2.6.6

any invalidity, irregularity, unenforceability, act or omission which might have discharged or affected the liability of the Guarantor had it been a  mere surety in respect of the Guaranteed Liabilities or by anything done or omitted by any person which but for this provision might operate to exonerate or discharge the Guarantor or otherwise reduce or extinguish its liability under this Guarantee.

2.7	Collateral Instruments

The Security Trustee shall not be obliged to make any claim or demand on the Borrower or to resort to any Collateral Instrument or other means of payment now or hereafter held by or available to it before enforcing this Guarantee and no action taken or omitted by the Security Trustee in connection with any such Collateral Instrument or other means of payment shall discharge, reduce, prejudice or affect the liability of the Guarantor under this Guarantee.

2.8	Non-Competition

Until all the Guaranteed Liabilities have been irrevocably paid, discharged or satisfied in full (and notwithstanding payment of a dividend in any liquidation or under any compromise or arrangement) the Guarantor shall not by virtue of any payment made, security realised or moneys received for or on account of the Guarantor's liability hereunder:

2.8.1	be subrogated to any rights, security or moneys held, received or receivable by the Borrower or be entitled to any right of contribution;
2.8.2

be entitled and shall not claim to rank as creditor against the assets or in the bankruptcy or liquidation of the Borrower in competition with the Security Trustee or from any other person liable or demand or accept any Collateral Instrument in respect of the same or dispose of the same;

2.8.3	take any step to enforce any right against the Borrower or any other person liable in respect of any Guaranteed Liabilities; or
2.8.4

claim any set‑off or counterclaim against the Borrower or any other person liable or claim or prove in competition with the Security Trustee in the liquidation of the Borrower or any other person liable or have the benefit of, or share in, any payment from or composition with, the Borrower or any other person liable or any other Collateral Instrument now or hereafter held by the Security Trustee for any Guaranteed Liabilities or for the obligations or liabilities of any other person liable but so that, if so directed by the Security Trustee, it will prove for the whole or any part of its claim in the liquidation of the Borrower or any other person liable on terms that the benefit of such proof and of all money received by it in respect thereof shall be held on trust for the Security Trustee and applied in or towards discharge of the Guaranteed Liabilities in accordance with clause 2.9.

2.9	Application of moneys

Any monies received in connection with this Guarantee will be applied towards the discharge of the Guaranteed Liabilities in accordance with the Loan Agreement.

2.10	Settlements conditional

Any release, discharge or settlement between the Guarantor and the Security Trustee shall be conditional upon no security, disposition or payment to the Security Trustee by the Borrower or any other person liable being void, set aside or ordered to be refunded pursuant to any enactment or law relating to bankruptcy, liquidation, insolvency or administration or for any other reason whatsoever and if such condition shall not be fulfilled the Security Trustee shall be entitled to enforce this Guarantee subsequently as if such release, discharge or settlement had not occurred and any such payment had not been made.

2.11	Guarantor to pay and deliver up certain property

If, contrary to clauses 2.3 or 2.8, the Guarantor takes or receives the benefit of any security or receives or recovers any money or other property, from the Borrower, such security, money or other property shall be held on trust for the Security Trustee and shall be delivered or paid, as appropriate, to the Security Trustee on demand.

2.12	Retention of this Guarantee

The Security Trustee shall be entitled to retain this Guarantee after as well as before the payment, discharge or satisfaction of all the Guaranteed Liabilities for such period of up to 12 months as the Security Trustee may determine.

3	Payments and Taxes
3.1	Time for Payment

All amounts payable by the Guarantor under or pursuant to this Guarantee shall be paid to such accounts at such banks as the Security Trustee may from time to time direct to the Guarantor in Dollars in same day funds for immediate value.

3.2	No set-off or counterclaim

All payments to be made by the Guarantor pursuant to this Guarantee shall, subject only to clause 3.3, be made free and clear of and without deduction for or on account of any taxes or other deductions, withholdings, restrictions, conditions or counterclaims of any nature.

3.3	Grossing up for Taxes

If at any time any law requires the Guarantor to make any deduction or withholding from any payment, or to change the rate or manner in which any required deduction or withholding is made, the Guarantor will promptly notify the Security Trustee and, simultaneously with making that payment, will pay to the Security Trustee whatever additional amount (after taking into account any additional taxes on, or deductions or withholdings from, or restrictions or conditions on, that additional amount) is necessary to ensure that, after making the deduction or withholding, the Security Trustee receives a net sum equal to the sum which it would have received had no deduction or withholding been made. If at any time the Guarantor is required by law to make any deduction or withholding from any payment to be made by it, the Guarantor will pay the amount required to be deducted or withheld to the relevant authority within the time allowed under the applicable law and will, no later than thirty days after making that payment, deliver to the Security Trustee an original receipt issued by the relevant authority, or other evidence acceptable to the Security Trustee, evidencing the payment to that authority of all amounts required to be deducted or withheld.

3.4	Currency indemnity

If, under any applicable law or regulation, and whether pursuant to a judgment being made or registered against the Guarantor or the liquidation of the Guarantor or for any other reason whatsoever, any payment under or in connection with this Guarantee is made or falls to be made in a currency (the “payment currency”) other than the currency in which such payment is due under or in connection with this Guarantee (the “contractual currency”) then to the extent that the amount of such payment actually received by the Security Trustee, when converted into the contractual currency at the rate of exchange, falls short of the amount due under or in connection with this Guarantee, the Guarantor, as a separate and independent obligation, shall indemnify and hold harmless the Security Trustee against the amount of such shortfall. For the purpose of this clause “rate of exchange” means the rate at which the Security Trustee is able on or about the date of such payment to purchase the contractual currency with the payment currency and shall take into account any premium and other costs of exchange with respect thereto.

4	Representations and warranties
4.1	Continuing representations and warranties

The Guarantor represents and warrants that:

4.1.1	Due incorporation

the Guarantor is duly incorporated and validly existing in good standing, under the laws of  its country of incorporation, as a corporation and has power to carry on its business as it is now being conducted and to own its property and other assets to which it has, save as otherwise disclosed in writing to the Agent, unencumbered legal and beneficial title;

4.1.2	Corporate power to guarantee

the Guarantor has the power to execute, deliver and perform its obligations, and, as the case may be, to exercise its rights, under this Guarantee and the Security Documents to which it is a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and on the execution of such Security Documents, performance of the same and no limitation on the powers of the Guarantor incur liability or to guarantee or howsoever provide or grant security will be exceeded as a result of this Guarantee;

4.1.3	Binding obligations

this Guarantee and the Security Documents to which it is a party when executed, will constitute the valid and legally binding obligations of the Guarantor enforceable in accordance with their respective terms and admissible in evidence;

4.1.4	No conflict with other obligations

the execution and delivery of, the performance of its obligations under, and compliance with the provisions of, this Guarantee and the Security Documents to which it is a party will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which the Guarantor is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which the Guarantor is a party or is subject or by which it or any of its property is bound, (iii) contravene or conflict with any provision of the constitutional documents of the Guarantor  or

(iv) result in the creation or imposition of, or oblige the Guarantor to create, any Encumbrance (other than a Permitted Encumbrance) on any of the undertakings, assets, rights or revenues the Guarantor;

4.1.5	No Default

no Default has occurred;

4.1.6	No litigation or judgments

no Proceedings are current, pending or, to the knowledge of the officers of the Guarantor, threatened against the Guarantor or its assets which could have a Material Adverse Effect and there exist no judgments, orders, injunctions which would materially affect in an adverse manner the obligations of Guarantor under the Security Documents to which it is a party;

4.1.7	No filings required

it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Guarantee or any of the Security Documents to which it is a party that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Pertinent Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Pertinent Jurisdiction on or in relation to any of such Security Documents and each Security Document to which it is a party is in proper form for its enforcement in the courts of each Pertinent Jurisdiction;

4.1.8	Required Authorisations and legal compliance

all Required Authorisations have been obtained or effected and are in full force and effect and the Guarantor has in no way contravened any applicable law, statute, rule or regulation (including all such as relate to money laundering);

4.1.9	Choice of law

the choice of English law to govern this Guarantee and the other Security Documents to which it is party and the submission herein by the Guarantor to the jurisdiction of the English courts and performance of associated obligations are valid and binding;

4.1.10	No immunity

neither the Guarantor nor any of its assets is entitled to immunity on the grounds of sovereignty or otherwise from any Proceedings whatsoever; and

4.1.11	Financial statements correct and complete

the latest audited and unaudited consolidated financial statements of the Group in respect of the relevant financial year or half-year as delivered to the Agent present or will present fairly and accurately in accordance with IFRS or GAAP, as the case may be, the consolidated financial position of the Group as at the date thereof and the consolidated results of the operations of the Group for the financial year ended on such date and, as at such date, neither the Guarantor nor any of its subsidiaries had any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements;

4.1.12	Pari passu

the obligations of the Guarantor under this Guarantee are direct, general and unconditional obligations ranking at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Guarantor except for obligations which are mandatorily preferred by operation of law and not by contract;

4.1.13	Information / Material Adverse Effect

all information, whatsoever provided by any Security Party to the Agent in connection with the negotiation and preparation of this Guarantee or otherwise provided hereafter in relation to, or pursuant to, this Guarantee is, or will be, true and accurate in all material respects and not misleading, does or will not omit material facts and all reasonable enquiries have been, or shall have been, made to verify the facts and statements contained therein and there has not occurred any event which could have a Material Adverse Effect on any Security Party since such information was provided to the Agent;

4.1.14	No withholding Taxes

no Taxes anywhere are imposed whatsoever by withholding or otherwise on any payment to be made by the Guarantor under this Guarantee or the Security Documents to which it is a party or are imposed on or by virtue of the execution or delivery by the Guarantor of this Guarantee or such Security Documents or any other document or instrument to be executed or delivered under this Guarantee or such Security Documents;

4.1.15	Copies true and complete

the Certified Copies of the constitutional documents of the Guarantor are true and complete copies of such documents; and there have been no amendments or variations thereof except in accordance with clause 5.1.20;

4.1.16	Tax and other fiscal returns

the Guarantor has filed all tax and other fiscal returns required to be filed by any tax authority to which it is subject when due or within permitted extensions;

4.1.17	Office in England

the Guarantor does not have an office in England;

4.1.18	Prohibited Persons, unlawful activity
(a)	none of the shares in the Borrower nor in the Vessel are or will be at any time during the Facility Period legally and beneficially owned and controlled by a Prohibited Person;
(b)	no Prohibited Person has or will have at any time during the Facility Period any legal or beneficial interest of any nature whatsoever in any of the shares of any of the Security Parties; and
(c)	no title in any property or other assets subject to an Encumbrance created by a Security Document has been obtained in breach of any existing applicable law, statute, rule or regulation provided that, following an IPO, the representation at (a) and (b) above shall be to the best of the Guarantor’s knowledge;

4.1.19	Insolvency

the Guarantor is not unable nor has admitted inability to pay its debts as they fall due, has not suspended making payments on any of its debts nor has announced an intention to do so, is not nor has become insolvent; nor has negative net worth (taking into account contingent liabilities), nor has suffered the declaration of a moratorium in respect of any of its Indebtedness;

4.1.20	Ownership of Borrower

all the shares in the Borrower are legally and beneficially directly owned and controlled by the Guarantor subject only to the rights of the Security Trustee and the Lenders under the Security Documents; and

4.1.21	Accounting reference date

the Guarantor’s accounting reference date is 31 December;

4.2	Repetition of representations and warranties

On the first day of each Interest Period throughout the Facility Period, the Guarantor shall be deemed to repeat the representations and warranties in clause 4.1 (other than those in clauses 4.1.7 and 4.1.14) updated mutatis mutandis as if made with reference to the facts and circumstances existing on such day.

5	Undertakings
5.1	General

The Guarantor undertakes that, from the date of this Guarantee until the end of the Facility Period, it will:

5.1.1	Notice of Default and Proceedings

promptly notify the Agent of (a) any Default and of any other circumstances or occurrence which might adversely affect its ability to perform its obligations under this Guarantee and (b) as soon as the same is instituted, details of any Proceedings involving the Guarantor which could have a material adverse effect on the Guarantor and will from time to time, if so requested by the Agent, confirm to the Agent in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing and no such Proceedings are on foot or threatened;

5.1.2	Authorisation

obtain or cause to be obtained, maintain in full force and effect and comply fully with all Required Authorisations, provide the Agent with Certified Copies of the same and do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under applicable law (whether or not in a Pertinent Jurisdiction) for the continued due performance of all its obligations under this Guarantee;

5.1.3	Corporate Existence/Ownership

ensure that the Guarantor maintains its corporate existence as a body corporate duly organised and validly existing and in good standing under the laws of the Marshall Islands and will ensure that the aggregate number of shares of and in the Guarantor which is ultimately beneficially owned and controlled by the Shareholder and/or any member of his immediate family does not fall below 25% of the total issued shares of and in the Guarantor;

5.1.4	Pari passu

ensure that its obligations under this Guarantee shall at all times rank at least pari passu with all its other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

5.1.5	Financial statements

send to the Agent (or procure that is sent):

(a)

as soon as possible, but in no event later than 180 days after the end of each of its financial years, annual audited (prepared in accordance with IFRS or GAAP by a firm of accountants acceptable to the Agent) consolidated financial statements of the Guarantor (commencing with the financial year ending 31 December 2015);

(b)

as soon as possible, but in no event later than 90 days after the end of each 6 month period in each of its financial years, the unaudited consolidated financial statements of the Group for that 6 month period, duly signed by its chief financial officer (commencing with the 6 month period ending 30 June 2016);

(c)

as soon as possible, but in no event later than 45 days after the end of each 3 month period in each of its financial years, the unaudited consolidated financial statements of the Group for that 3 month period, duly signed by its chief financial officer (commencing with the 3 month period ending 31 March 2016);

5.1.6	Compliance Certificates

deliver to the Agent on the date on which the audited accounts and three-monthly reports are delivered under clauses 5.1.5(a) and (c), a Compliance Certificate setting out the Group’s/Guarantor’s compliance with the covenants set out in clause 5.1.7 and all calculations relevant thereto;

5.1.7	Financial Covenants

procure that:

(i) on each of March 31, June 30, September 30 and December 31 of each year; and (ii) on any other specified date requested in writing by the Lender (which specified date must be a date on or after the date of such written request by the Lender) or within 20 days after that specified date:

(a)	the Liquidity of the Group shall not be less than the Minimum Liquidity; and
(b)	the Total Liabilities divided by the Total Assets shall be less than 75%;

provided that if the Group and/or the Guarantor is required, in relation to any of its Indebtedness, to comply with any financial covenants (the “Related Financial Covenants”) which are equivalent or similar to those set out in this Clause 5.1.7, but impose (respectively),  a greater amount (in respect of (a) above) or a lower percentage (in respect of (b) above), then the Guarantor shall procure that the Related Financial Covenants are complied with in place of the relevant one of those set out above;

5.1.8	Provision of further information

provide the Agent with such financial or other information concerning the Guarantor, all vessels (including those under construction) owned (or to be owned in the case of newbuildings) or managed by, the Guarantor or any of its subsidiaries, including, in relation to Borrowed Moneys, repayment of Borrowed Money, operating expenses and charter arrangements as the Agent or any Lender (acting through the Agent) may from time to time reasonably require and all other documentation and information as any Lender may from time to time require in order to comply with its, and all other relevant, know-your-customer regulations;

5.1.9	Obligations under this Guarantee

duly and punctually perform each of the obligations expressed to be imposed or assumed by it under this Guarantee and the Security Documents to which it is a party;

5.1.10	Compliance with Laws and payment of taxes

comply with all relevant Environmental Laws, laws, statutes, directives, regulations, decrees, rulings and analogous rules, to the extent applicable to the Guarantor (including, but not limited to, laws relating to any trading prohibition imposed by the country of incorporation of the Guarantor or any rules relating to international sanctions (including, without limitation, the US Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010) as set out in clause 8.1.23 of the Loan Agreement or otherwise, subject to the provisions of clause 4.1.18 hereof) and pay all taxes for which it is liable as they fall due;

5.1.11	Subordination

ensure that all Indebtedness of the Borrower to the Guarantor or to any other Security Party is fully subordinated to the rights of the Banks under the Security Documents, in a form acceptable to the Agent (acting on the instructions of the Majority Lenders);

5.1.12	Dividends

not declare or pay any dividends or distribute any of its present or future assets, undertakings, rights or revenues if an Event of Default has occurred which is continuing or would occur as a result of such payment or distribution;

5.1.13	Delivery of reports

unless otherwise publicly available, deliver to the Agent, and procure that the Borrower shall deliver to the Agent, concurrently with the issue thereof as many Certified Copies as the Agent may require of every report, circular, notice or like document issued by the Guarantor to its shareholders or creditors generally;

5.1.14	Insolvency

not present a petition, give notice or take any other step which could result in the Borrower being declared insolvent or being dissolved or in the appointment of an administrator of a Borrower or have an effect equivalent or similar thereto;

5.1.15	Transactions with associated companies

save as otherwise permitted by any of the Security Documents and except as the Agent and the Guarantor may otherwise agree, not enter into any transactions with the Borrower, other than on arm’s length terms, and the Guarantor shall not encumber its rights under this Guarantee;

5.1.16	Capital markets

for the period from the date hereof until the Maturity Date, should the Borrower, the Guarantor or a Group Member initiate, engage in, or otherwise enter into an initial registered public offering or a broadly-marketed private placement of any equity or debt securities or a combination thereof, (each a "Covered Transaction"), then the Security Trustee or any of its affiliates (but excluding any transferee of the Security Trustee, assignee or sub-participant thereof) shall have the right but not the obligation to be retained by the Guarantor as an underwriter or placement agent, with such role and title as may be agreed by the Security Trustee (or its affiliate as applicable) and the Guarantor in connection with such Covered Transaction. The term “Covered Transaction” shall not include any private placement of equity or equity linked securities marketed to 35 or less investors.

The role of the Security Trustee (or its affiliate as applicable) in such Covered Transaction will be subject to an appropriate underwriting or placement agreement based on market terms and conditions agreeable to  the Security Trustee (or its affiliate as applicable) and the Guarantor, and the Security Trustee (or its affiliate as applicable) shall be entitled to customary fees as agreed by the Guarantor and the Security Trustee (or its affiliate, as applicable) in connection with such role.

5.1.17	Guarantor: shareholding

procure that:

(a)

the Shareholder shall not sell, transfer or otherwise dispose of any shares of and in the Guarantor, unless (i) the Agent shall first have approved in writing any relevant shareholders’ agreement relating to the Guarantor made or to be made by the Shareholder with such transferee of shares, such approval not to be unreasonably withheld or delayed or (ii) it is pursuant to an IPO or other registered public offering provided that clause 5.1.3 shall apply at all times; and

(b)	upon the occurrence of an IPO the Shareholder must be the CEO, chairman or president of the Guarantor;
5.1.18	Prohibited Persons

subject to the provisions of clauses 4.1.18(a) and (b) and the proviso thereto not, and will procure that no Security Party will, have any course of dealings, directly or indirectly, with any Prohibited Person; and

5.1.19	Change in constitutional documents

except in connection with an IPO and at any time thereafter, not amend or vary its constitutional documents without the prior written consent of the Agent, such consent not to be unreasonably withheld or delayed.

6	Benefit of this Guarantee
6.1	Benefit and Burden

This Guarantee shall be binding upon the Guarantor and its successors in title  and shall enure for the benefit of the Security Trustee and its successors in title and its assignees and transferees save that no transferee of the Security Trustee (other than an affiliate of the Security Trustee) may have the benefit of clauses 5.1.16 (Capital Markets).  Subject to the foregoing, the Guarantor expressly acknowledges and accepts the provisions of clause 15 of the Loan Agreement and agrees that any person in favour of whom an assignment or a transfer is made in accordance with such clause shall be entitled to the benefit of this Guarantee.

6.2	Changes in constitution of Security Trustee

Without prejudice to the provisions of clause 6.1, this Guarantee shall remain binding on the Guarantor notwithstanding any change in the constitution of the Security Trustee or the Security Trustee’s absorption in, or amalgamation with, or the acquisition of all or part of its undertaking or assets by, any other person, or any reconstruction or reorganisation of any kind, to the intent that this Guarantee shall remain valid and effective in all respects in favour of any assignee, transferee or other successor in title of the Security Trustee in the same manner as if such assignee, transferee or other successor in title had been named in this Guarantee as a party instead of, or in addition to, the Security Trustee.

6.3	No assignment by Guarantor

The Guarantor may not assign or transfer any of its rights or obligations under or pursuant to this Guarantee without the prior written consent of the Agent, provided always that any transfer of the Guarantor’s rights and obligations hereunder that may occur as a result of or in connection with an IPO shall not require the prior consent of the Agent and shall not constitute a breach of the Guarantor’s obligation under this clause 6.3.

6.4	Disclosure of information

Subject to clause 15.10 of the Loan Agreement, the Agent may disclose to a potential assignee or sub‑participant any information which the Agent has received in relation to the Guarantor or its affairs under or in connection with this Guarantee and the Loan Agreement, subject to the Agent obtaining a confidentiality agreement for the benefit of inter alios, the Guarantor.

7	Notices and other matters
7.1	Notices
7.1.1

Unless otherwise specifically provided herein, every Notice under or in connection with this Guarantee shall be given in English by letter delivered personally and/or sent by post and/or transmitted by fax and/or electronically.

7.1.2	In this clause 7, “Notice” and or “Notices” includes any demand, consent, authorisation, approval, instruction, request, waiver or other communication.
7.2	Address for Notices, effective date of Notices
7.2.1

Subject to clause 7.2.2 and clause 7.2.3, Notices to the Guarantor shall be deemed to have been given, and shall take effect, when received in full legible form by the Guarantor at the address and/or fax number appearing below (or at such other address or fax number as the Guarantor may hereafter specify for such purpose to the Security Trustee by Notice in writing):

Address:	c/o PYXIS MARITIME CORP.
K. Karamanlis 59,
Maroussi 15125,
Athens
Greece
Fax no:	+ 30 210 651 0530
7.2.2

Notwithstanding the provisions of clause 7.2.1 or 7.2.4 a Notice given pursuant to clause 2 shall be deemed to have been given and shall take effect when delivered, sent or transmitted by the Security Trustee to the Guarantor to the address or fax number referred to in clause 7.2.1.

7.2.3

Subject to clause 7.2.4, Notices to the Security Trustee shall be deemed to be given, and shall take effect, when received in full legible form by the Security Trustee at the address and/or the fax number appearing below (or at such other address or fax number as the Security Trustee may hereafter specify for such purpose to the Guarantor by notice in writing):

Address:	DVB Bank SE
Park House
16-18 Finsbury Circus
London EC2M 7EB
England

Attn:	Transaction & Loan Services.
Fax no:	+44 207 256 4552

with a copy to:	DVB Bank SE
Representative Office Greece
South Polis Center
Building K4,
3, Moraitini Street & 1, Palea Leof. Posidonos
Delta Paleo Faliro
175 61 Athens, Greece

Attn:	Semiramis Stampira
Fax no:	+30210 455 7420

7.2.4	If under clause 7.2.1 or 7.2.3 any Notice would be deemed to have been given and effective on a day which is not a working day in the place of receipt or is outside normal business hours in the place of receipt, the notice shall be deemed to have been given and to have taken effect at the opening of business on the next working day in such place.
7.3	Electronic Communication
7.3.1

Any communication to be made by and/or between the Security Trustee and the Guarantor under or in connection with this Guarantee may be made by electronic mail or other electronic means, if and provided that all such parties

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and
(ii)	notify each other of any change to their electronic mail address or any other such information supplied by them.
7.3.2	Any electronic communication made by and/or between the Security Trustee and the Guarantor will be effective only when actually received in readable form.
7.4	No implied waivers, remedies cumulative

No failure or delay on the part of the Security Trustee in exercising any right, power, discretion or remedy under or pursuant to this Guarantee nor any actual or alleged course of dealing between the Security Trustee and the Guarantor shall operate as a waiver of, or acquiescence in, any default on the part of the Guarantor, unless expressly agreed to do so in writing by the Security Trustee nor shall any single or partial exercise by the Security Trustee of any right, power, discretion or remedy or the exercise by the Security Trustee of any other right, power, discretion or remedy. The remedies provided in this Guarantee are cumulative and are not exclusive of any remedies provided by law.

7.5	English translations

Any certificates, instruments and other documents to be delivered under or supplied in connection with this Guarantee shall be written in English or shall be accompanied by a certified English translation upon which the Security Trustee shall be entitled to rely.

7.6	Expenses

The Guarantor agrees to reimburse the Security Trustee on demand on a full indemnity basis for all legal and other costs, charges and expenses incurred by the Security Trustee in relation to the enforcement of this Guarantee against the Guarantor.

7.7	Partial Invalidity

If, at any time, any provision of this Guarantee is or becomes invalid, illegal or unenforceable in any respect, that provision shall be severed from the remainder and the validity, legality and enforceability of the remaining provisions shall not be affected or impaired in any way.

8	Jurisdiction
8.1	jurisdiction

For the benefit of the Security Trustee, and subject to clause 8.4 below, the Guarantor hereby irrevocably agrees that the courts of England shall have non-exclusive jurisdiction:

8.1.1

to settle any disputes or other matters whatsoever arising under or in connection with or in any way related to this Guarantee (or any non-contractual obligation arising out of or in connection with this Guarantee), and any disputes or other such matters arising in connection with the negotiation, validity, existence or enforceability of this Guarantee or any part thereof, whether the dispute or other matter arises under the law of England or under the law of some other country; and

8.1.2	to grant interim remedies, or other provisional or protective relief.
8.2	Submission and service of process

For the purpose of clause 8.1, the Guarantor irrevocably and unconditionally submits to the jurisdiction of the English courts.  Without prejudice to any other mode of service, the Guarantor:

8.2.1

irrevocably empowers and appoints Atlas Maritime Services Limited at present of Enterprise House, 113-115 George Lane, E18 1AB, London, England, as its agent to receive and accept on its behalf any process or other document relating to any proceedings before the English courts in connection with this Guarantee;

8.2.2

agrees to maintain such an agent for service of process in England for so long as any amount is outstanding and/or the Guarantor has any actual or contingent liability arising out of or in connection with this Guarantee;

8.2.3	agrees that failure by a process agent to notify the Guarantor of service of process will not invalidate the proceedings concerned;
8.2.4

without prejudice to the effectiveness of service of process on its agent under sub-clause 8.2.1 but as an alternative method, consents to the service of process relating to any such proceedings by mailing or delivering a copy of the process to its address for the time being applying under clause 7.1 and 7.2 (Notices);

8.2.5

agrees that if the appointment of any person mentioned in sub-clause 8.2.1 above ceases to be effective, the Guarantor shall immediately appoint a further person in England to accept service of process on its behalf in England and, failing such appointment within seven (7) days, the Security Trustee shall thereupon be entitled and is hereby irrevocably authorised by the Guarantor in those circumstances to appoint such person by notice to the Guarantor.

8.3	Forum non conveniens and enforcement abroad

The Guarantor:

8.3.1

waives any right and agrees not to apply to the English court or any other Court in any jurisdiction whatsoever or to stay or strike out proceedings commenced in England on the ground that England is an inappropriate forum and/or that there is another more appropriate forum and/or that proceedings have been or will be commenced in any other jurisdiction in connection with any dispute or other matter and/or related matter falling within clause 8.1, and
8.3.2

agrees that a judgment or order of an English court in a dispute or other matter falling within clause 8.1 shall be conclusive and binding on the Guarantor and may be enforced against it in the courts of any other jurisdiction.

8.4	Right of Security Trustee to bring proceedings in any other jurisdiction

Nothing in this clause 8 limits the right of the Security Trustee to bring proceedings, including third party proceedings, against the Guarantor, or to apply for interim remedies, in connection with this Guarantee in any other court and/or concurrently in more than one jurisdiction. The obtaining by the Security Trustee of judgment in one jurisdiction shall not prevent the Security Trustee from bringing or continuing proceedings in any other jurisdiction, whether or not these shall be founded on the same cause of action.

8.5	Enforceability despite invalidity of Guarantee

The jurisdiction agreement contained herein shall be severable from the remainder of this Guarantee and shall remain valid, binding and in full force and shall continue to apply notwithstanding this Guarantee, or any part thereof, being held to be avoided and/or rescinded and/or terminated and/or discharged and/or frustrated and/or invalid, unenforceable, illegal, discharged or otherwise of no effect for any reason.

9	Governing Law

This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

IN WITNESS whereof the parties to this Guarantee have caused this Guarantee to be duly executed as a deed on the date first above written.

Schedule
Form of Compliance Certificate

To:DVB Bank SE (as Agent)

From:PYXIS TANKERS Inc.

Date [    ] 20[    ]

Dear Sirs

Loan facility agreement dated 12th January 2015 (as amended, the “Loan Agreement”) for a loan of up to USD21,000,000 made between (1) EIGHTHONE CORP.  as Borrower, (2) DVB Bank SE as Lender and (3) DVB Bank SE as Agent and Security Trustee.

We refer to the Loan Agreement and to the Guarantee dated October 2015 made between us as guarantor and DVB Bank SE as Security Trustee (the “New Guarantee”).  Words and expressions whose meanings are defined in the New Guarantee shall have the same meanings when used herein.

We hereby confirm that [except as stated below] on the [●] day of [●] 20    , to the best of our knowledge and belief after due inquiry:

1.

all of the Borrower’s negative undertakings in the Loan Agreement set out in clause 8 are being fully complied with, and, in particular, by reference to the latest [audited][unaudited] financial statements, management accounts and all other current relevant information available to us:

(a)	the Liquidity of the Group is USD [ ] which exceeds the Minimum Liquidity, which is USD[ ];
(b)

the Total Liabilities are USD [    ] and the Total Assets (adjusted for market values of vessels calculated in accordance with Clause 8.2.2 of the Loan Agreement save that the Approved Broker shall be nominated and appointed by the Guarantor) are USD [    ];  and

(c)	the Total Liabilities divided by the Total Assets (adjusted for market values of vessels calculated in accordance with Clause 8.2.2 of the Loan Agreement) is [ ]%.
2.	no Default has occurred
3.

the representations set out in clause 7 of the Loan Agreement are true and accurate with reference to all facts and circumstances now existing and all Required Authorisations have been obtained and are in full force and effect.

[State any exceptions/qualifications to the above statements]

Yours faithfully

PYXIS TANKERS INC.

By________________________

[Chief Financial Officer][Director]: PYXIS TANKERS INC.

SIGNED and DELIVERED as	)
a DEED by K. Lytras	)
for and on behalf of	)
PYXIS TANKERS INC.	)
its duly authorised Attorney	)
pursuant to a power of attorney	)	/s/ Konstantinos Lytras
dated 12 October 2015)		………………………………
in the presence of:	)	Attorney-in-fact
/s/ Alexandra Tatagia

SIGNED and DELIVERED as	)
a DEED by Ronan Le Du	)
for and on behalf of	)	/s/ Ronan Le Du
DVB BANK SE	)	………………………………
in the presence of:	)	Attorney-in-fact
/s/ Victoria Liaou